SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

Class B Common Stock, $1.00 par value

(Title of Class of Securities)

878895 10 1

(CUSIP Number)

Alan Singer, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 (215) 963-5224

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 7 Pages)

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Estate of John H. Reilly, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 495,500 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 495,500 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,500 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS John H. Reilly, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 495,500 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 495,500 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,500 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the Class B Common Stock, $1.00 par value (the “Class B Common Stock”), of Tecumseh Products Company (the “Issuer”). The address of the Issuer’s executive offices is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

Item 2.	Identity and Background.

(a)	The persons filing this statement are the Estate of John H. Reilly, Jr. (the “Estate”) and John H. Reilly, III, who is the sole Personal Representative of the Estate (collectively, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is United Refrigeration, Inc. (“United Refrigeration”), 11401 Roosevelt Blvd., Philadelphia, Pennsylvania 19154.

(c)	John H. Reilly, III’s principal occupation is Chairman of the Board, President and Chief Executive Officer of United Refrigeration, a distributor of refrigeration, air conditioning and heating parts and equipment.

(d)	During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	John H. Reilly, III is a United States citizen. The Estate is being administered in the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

The Estate acquired the Class B Common Stock under the terms of the will of John H. Reilly, Jr.

Item 4.	Purpose of Transaction.

The Estate acquired 495,500 shares of Class B Common Stock following the death, on May 1, 2012, of John H. Reilly, Jr., who formerly beneficially owned the shares. The Personal Representative was declared qualified to act as the Personal Representative of the Estate by order of the Circuit Court for Martin County, Florida, Probate Division, on June 15,

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 5 of 6 Pages

2012. The Estate is holding the shares for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect. The Estate also holds shares of the Issuer’s Class A Common Stock, $1.00 par value (the “Class A Common Stock”), which does not have voting rights. The Estate also acquired these shares following the death of John H. Reilly, who formerly owned the shares. The Reporting Persons believe that United Refrigeration is a major customer of the Issuer, and in the context of communications with the Issuer relating to this customer relationship or otherwise, John H. Reilly, III may engage in discussions with the Issuer’s management concerning the Issuer’s current prospects and various strategies for maximizing shareholder value. John H. Reilly, III also may also engage in discussions with investors of the Issuer and other persons with respect to such matters.

The Reporting Persons also will continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Class B Common Stock and Class A Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, including management’s ability to maximize shareholder value. One or both of the Reporting Persons may purchase additional shares of Class B Common Stock or Class A Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Class B Common Stock or Class A Common Stock in public and private transactions. Any such transactions may be effected at any time or from time to time.

Other than as discussed above, the Reporting Persons currently have no plans or proposals with respect to any of the matters set forth in Item 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Estate beneficially owns 495,500 shares of Class B Common Stock (9.8 % of the Issuer’s issued and outstanding Class B Common Stock, based upon information set forth in the Issuer’s Form 10-Q for the quarter ended June 30, 2012, indicating that 5,077,746 shares of Common Stock were issued and outstanding on August 3, 2012). The Estate has sole voting and investment power with regard to all 495,500 shares of Class B Common Stock that it beneficially owns. By virtue of his authority as sole Personal Representative of the Estate, John H. Reilly, III also is deemed to have sole voting and investment power with regard to all of such shares of Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement.

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESTATE OF JOHN H. REILLY, JR.

	By:	/s/ JOHN H. REILLY, III
John H. Reilly, III,
Personal Representative

Date: November 8, 2012	/s/ JOHN H. REILLY, III
John H. Reilly, III

EXHIBIT 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that this Schedule 13D and any amendments thereto are filed on behalf of each of them.

Date: November 1, 2012	ESTATE OF JOHN H. REILLY, JR.

	By:	/s/ JOHN H. REILLY, III
John H. Reilly, III, Personal Representative

Date: November 1, 2012		/s/ JOHN H. REILLY, III
JOHN H. REILLY, III